FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – NOVEMBER 8, 2010

BAYTEX ENERGY TRUST ANNOUNCES
FILING OF INFORMATION CIRCULAR AND PROXY STATEMENT
WITH RESPECT TO ITS CONVERSION TO A CORPORATION

CALGARY, ALBERTA (November 8, 2010) - Baytex Energy Trust ("Baytex") (TSX: BTE.UN; NYSE: BTE) is pleased to announce the filing of its Information Circular and Proxy Statement (the "Information Circular") with respect to a special meeting of its unitholders to consider and vote upon the proposed conversion of Baytex to a dividend-paying corporation to be named Baytex Energy Corp.

Copies of the Information Circular have been mailed to unitholders. An electronic copy of the Information Circular may be accessed on Baytex's website at www.baytex.ab.ca, on Baytex's SEDAR profile at www.sedar.com and on Baytex's EDGAR profile at www.sec.gov/edgar.shtml. A printed copy of the Information Circular is available by contacting Investor Relations at (587) 952-3245 or toll free at 1-800-524-5521 or by e-mail at investor@baytex.ab.ca.

A special meeting of unitholders will be held, pursuant to an Interim Order of the Court of Queen's Bench of Alberta, on Thursday, December 9, 2010 at 3:00 p.m. (Calgary time) in the Devonian Room of The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta. The purpose of the special meeting is to consider and vote upon the proposed conversion of Baytex from a trust structure to a corporate structure pursuant to a plan of arrangement and certain related transactions and to approve a new long-term incentive plan for Baytex Energy Corp.  Assuming receipt of all required unitholder, court, stock exchange and other regulatory approvals, Baytex expects that the conversion will be completed on December 31, 2010.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex's trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca